August 7, 2012

Mrs. Mara Ransom

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: Kopjaggers

Amendment No 2 to

Registration statement on Form 10-12G

Filed May 22, 2012

File No. 000-54307

Dear Mrs. Ransom,

We acknowledge that

The company is responsible for the adequacy of the disclosure in the filing;

Staff Comments or changes to the disclosure in response to staff comments do not preclude the Commission from taking action with respect to the filing; and

The Company may not use staff comments as a defense in any proceeding initiated by the commission or any other person under federal securities law of the United States.

Sincerely

s/s

John Eggermont